Exhibit 99.109

170123-MJ

FORM 13-501F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Patrick Sartore, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s)	Patrick Sartore

Name: Patrick Sartore	Date: April 1st, 2019
Title: Chief Legal Officer and Corporate
+

Reporting Issuer Name: Prometic Life Sciences Inc.

End date of previous financial year: December 31, 2018

Type of Reporting Issuer:                     ☒ Class 1 Reporting Issuer                         ☐ Class 3B Reporting Issuer

Highest Trading Marketplace: Toronto Stock Exchange

Market value of listed or quoted equity securities:

Equity Symbol PLI

1st Specified Trading Period	01/01/18	to	31/03/18

	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.88	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			712,329,990	(ii)

Market value of class or series	(i) x (ii)		$626,850,391	(A)

2nd Specified Trading Period	01/04/18	to	30/06/18

	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.52	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			718,126,512	(iv)

Market value of class or series	(iii) x (iv)		$373,425,786	(B)

3rd Specified Trading Period	01/07/18	to	30/09/18

	(DD/MM/YY)		(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$0.48	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			718,126,512	(vi)

Market value of class or series	(v) x (vi)		$344,700,726	(C)

4th Specified Trading Period	01/10/18	to		31/12/18

	(DD/MM/YY)			(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$0.255	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				720,368,286	(viii)

Market value of class or series	(vii) x (viii)			$183,333,729	(D)

5th Specified Trading Period	n/a	to		n/a

	(DD/MM/YY)			(DD/MM/YY)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$		(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period					(x)

Market value of class or series	(ix) x (x)		$	n/a	(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))				$382,077,658	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities			$	n/a	(2)

(Provide details of how value was determined)
Capitalization for the previous financial year	(1) + (2)			$382,077,658

Participation Fee				$14,000

Late Fee, if applicable			$	n/a

Total Fee Payable (Participation Fee plus Late Fee)				$14,000

RULES AND POLICIES

APPENDIX A

to ASC Rule 13-501 Fees

Participation Fees for Class 1 Reporting Issuers or Class 2 Reporting Issuers

(Paragraph 15(1)(a))

Capitalization for the Previous Fiscal Year	Participation Fee (effective December 1, 2016)
under $10 million	$400
$10 million to under $25 million	$500
$25 million to under $50 million	$1,200
$50 million to under $100 million	$3,000
$100 million to under $250 million	$6,500
$250 million to under $500 million	$14,000
$500 million to under $1 billion	$19,000
$1 billion to under $5 billion	$28,000
$5 billion to under $10 billion	$36,500
$10 billion to under $25 billion	$42,500
$25 billion and over	$48,000

APPENDIX B

to ASC Rule 13-501 Fees

Participation Fees for Class 3B Reporting Issuers

(Paragraph 15(1)(c))

Capitalization for the Previous Fiscal Year	Participation Fee (effective December 1, 2016)
under $10 million	$400
$10 million to under $25 million	$500
$25 million to under $50 million	$600
$50 million to under $100 million	$1,000
$100 million to under $250 million	$2,000
$250 million to under $500 million	$4,500
$500 million to under $1 billion	$6,000
$1 billion to under $5 billion	$9,000
$5 billion to under $10 billion	$11,500
$10 billion to under $25 billion	$13,500
$25 billion and over	$15,500